

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 14, 2007

<u>By U.S. Mail and facsimile</u>
Mr. Alfredo Garcia
Acting Chief Financial Officer
Eagle Rock Energy G&P, LLC
16701 Greenspoint Park Drive, Suite 200
Houston, TX 77060

  Re: **Eagle Rock Energy Partners, L.P.**
    Amendment No. 3 to Registration Statement on Form S-1
    Filed November 5, 2007
    File No. 333-144938

    Form 10-Q/A for the quarter ended June 30, 2007
    Filed November 2, 2007
    File No. 1-33016

Dear Mr. Garcia:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1.   Please disclose that, in addition to the shares being sold pursuant to this prospectus, you have recently filed a registration statement relating to 9,299,316 common units of limited partner interests for sale by selling unitholders.

Incorporation by Reference, page 139

2.   We note you incorporate into the S-1 only your amendment to your Form 10-Q for the quarter ended June 30, 2007. Revise your reference to incorporate your Form 10-Q filed for the quarter ended June 30, 2007 on August 14, 2007, as amended on November 2, 2007. In addition please continue to monitor the need to incorporate by reference the Form 8-K filed November 11, 2007 and other Exchange Act filings.

Exhibit Index

3.   We note on the Exhibit Index that you indicate that the Commission granted your request for confidential treatment for portions of exhibits 10.5, 10.6, 10.7, 10.8, 10.9 and 10.10. However, our records show that we approved confidential treatment for portions of only three exhibits. Please call us to discuss.

Form 10-Q/A for quarter ended June 30, 2007

4.   We note that your officers conclude that your disclosure controls and procedures were effective at the end of the reporting period. Please revise your Form 10-Q to include an explanation of how your officers were able to reach this conclusion in light of the fact that you needed to restate your unaudited condensed consolidated financial statements for the period. Please be sure to include similar explanatory disclosure in your 10-Q for the quarter September 30, 2007, since we note your statement in the 10-Q/A filed November 2, 2007 that your executive officers "evaluated our disclosure controls and our internal controls over financial reporting as of September 30, 2007 and has found our disclosure controls and our internal controls over financial reporting to have been and continue to be effective."

Closing Comments

        Please amend your Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. As appropriate, amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Tommy Lamme, Esq. (by facsimile (832) 397-8067)
     D. Levy